SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                      JUNO ACQUISITIONS, INC.

                         (Name of Issuer)

                  COMMON STOCK, $0.001 PAR VALUE

                  (Title of Class of Securities)

                             482033 17

                          (CUSIP Number)

      Neoclis Nicolaou, The Cyprus Development Bank Limited,
      PO Box 1415, Nicosia, Cyprus;  Phone: 011-357-2-457575

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                         OCTOBER 10, 1997

     (Date of Event which Requires Filings of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.

Note:  Six copies of this statement,  including  all  exhibits,  should  be
filed  with  the  Commission.   See Rule 13d-1(a) for other parties to whom
copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 482033 17                                          Page 1 of 2 Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Cyprus Development Bank Limited
      I.R.S. ID No.:    n/a

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            a     <square>
            b     <square>

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      OO
      The shares of Juno Acquisitions, Inc. ("Juno") were acquired as the result of a share exchange between LK Global Information Systems BV, a Netherlands corporation, and Juno. LK Global Information Systems BV then distributed all of its Juno shares to its 352 shareholders, one of whom is The Cyprus Development Bank Limited, a Cyprus corporation.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Cyprus Development Bank Limited is a Cyprus corporation.

                                                  7.    SOLE VOTING POWER

                NUMBER OF                                     841,250
                 SHARES
              BENEFICIALLY
                 OWNED
                BY EACH
               REPORTING
              PERSON WITH
                                                  8.    SHARED VOTING POWER

                                                              0

                                                  9.    SOLE DISPOSITIVE POWER

                                                             841,250

                                                10.   SHARED DISPOSITIVE POWER

                                                                       0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      841,250 Series A Convertible Preferred Shares

12.   CHECK IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN SHARES*
      <square>

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.7% of 14,881,690 shares of voting capital stock outstanding as of October 10, 1997.

14.   TYPE OF REPORTING PERSON*

      BK

                      JUNO ACQUISITIONS, INC.

                           SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER:

     Juno Acquisitions, Inc.
     Series A Convertible Preferred Stock, $0.001 par value
          (each share of Series A Stock is convertible into one share of Common Stock, $0.001 per value)

     Dr. Lycourgos K. Kyprianou
     Chief Executive Officer, Sole Director
     Juno Acquisitions, Inc.
     3323 Watt Avenue, Suite 150
     Sacramento, California  95821

ITEM 2.  IDENTITY AND BACKGROUND:

     a.   The Cyprus Development Bank Limited

     b.   PO Box 1415
          Nicosia, Cyprus

     Principal Business Address: 50, Arch Markarios III Ave,
                              Alpha House, Nicosia, Cyprus

     c.   Principal Business:  Banking

     d.e. The Cyprus Development Bank Limited has not been a party to any criminal or civil proceedings during the last five years.

     f.   The Cyprus Development Bank Limited is a Cyprus corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The Cyprus Development Bank Limited acquired the shares of Juno pursuant to a distribution made by LK Global Information Systems BV, a Netherlands corporation. Pursuant to the terms of a "Plan And Agreement Of Reorganization," LK Global Information Systems BV acquired 12,845,000 shares of Juno's voting common stock, par value $0.001 per share, and all of Juno's preferred stock, par value $0.001 per share (1,925,000 shares), in exchange for LK Global Information System's issued and outstanding capital stock, which included 12,845,000 ordinary shares, par value $0.65 per share, and 1,925,000 preference shares, par value $0.65 per share.

ITEM 4.  PURPOSE OF TRANSACTION:

     The acquisition of the shares of LK Global Information Systems BV was made for investment purposes. The Cyprus Development Bank Limited then acquired the shares of Juno pursuant to a distribution made by LK Global Information Systems BV, a Netherlands corporation, in connection with the Reorganization cited above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

     The Cyprus Development Bank Limited holds 841,250 shares of Series A Convertible Preferred Stock of Juno, representing 5.7% of the 14,881,690 shares of common stock outstanding as of October 10, 1997. The Cyprus Development Bank Limited has sole power to vote such shares and sole power to dispose or to direct the disposition of such shares. Apart from the share exchange referenced herein, there have been no transactions in the shares of Juno held by The Cyprus Development Bank Limited during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 4, 1997       THE CYPRUS DEVELOPMENT BANK LIMITED

                              JOHN JOANNIDES
                              ________________________________________
                              John Joannides, General Manager